Filed Via Edgar

June 6, 2007

United States Securities and Exchange Commission (“SEC”)
Attn. John P. Nolan
Accounting Branch Chief
Washington, DC 20549

Re:	Independent Bank Corporation ("IBC" or the "Company") Form 10-K for the Fiscal Year Ended December 31, 2006 (the "10-K") Filed March 12, 2007 File No. 000-07818

Dear Mr. Nolan,

The following is the response of IBC to your follow-up letter dated May 21, 2007 (the “Follow-Up Letter”) with respect to the 10-K referenced above. Set forth below is the text of the comment of the SEC set forth in the Follow-Up Letter, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Exhibit 13 – Annual Report

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 46

1.	We note your supplemental response to comment two of our letter dated March 21, 2007. In your response you state that when contingent consideration was actually paid out, it was reflected as a decrease in accrued expenses and other liabilities in the Consolidated Statement of Cash Flows. As these payments represent an additional element of the cost of the acquired entity, please tell us your basis for classifying these payments within operating activities. Refer to paragraph 28 of SFAS 141 and paragraph 17 of SFAS 95.

RESPONSE

The classification of these subsequent payments of contingent consideration as part of operating activities in the 2006 Consolidated Statement of Cash Flows was erroneous and was an inadvertent oversight. The cash portion of these payments should have been classified within investing activities and the non-cash (common stock) component of these payments should have been disclosed as supplemental information at the base of the Consolidated Statement of Cash Flows. In future SEC filings containing the 2006 financial statements, we will revise operating and investing cash flows to reflect this reclassification and disclose the nature of the reclassification in our footnotes. We do not believe that the magnitude of these payments is material and the timing and specific nature of these payments were disclosed elsewhere in the 2006 financial statements (for example in the footnote for “Commitments and Contingent Liabilities”). As a result, it is our position that any restatement of previously issued financial reports or SEC filings is not necessary.

United States Securities and Exchange Commission
Response to Letter Dated May 21, 2007
June 6, 2007

Please contact the undersigned at (616) 522-1765 or by e-mail at RShuster@ibcp.com if you have any questions or require any additional information.

Very truly yours,

/s/ Robert N. Shuster

Robert N. Shuster
Executive Vice President and Chief Financial Officer